American Transmission Company LLC

Financial Statements for the Three and Six Months Ended June 30, 2005 and 2004

American Transmission Company LLC

Table of Contents


Financial Statements....................................................  3 - 10

      Statements of Operations for the Three and Six Months Ended
      June 30, 2005 and 2004 (Unaudited)................................    3

      Statements of Cash Flows for the Six Months Ended June 30, 2005
      and 2004 (Unaudited)..............................................    4

      Balance Sheets as of June 30, 2005 (Unaudited) and
      December 31, 2004.................................................    5

      Statements of Changes in Members' Equity for the Six Months Ended
      June 30, 2005 (Unaudited) and the Year Ended December 31, 2004....    6

      Notes to Financial Statements (Unaudited).........................  7 - 10

Management's Discussion and Analysis of Financial Condition and
Results of Operations................................................... 11 - 22

Qualitative Disclosures about Market Risks..............................   22

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

American Transmission Company LLC

Statements of Operations
For the Three and Six Months Ended June 30, 2005 and 2004 (Unaudited)

(In Thousands)


                                               Three Months Ended June 30,      Six Months Ended June 30,
                                                  2005            2004            2005            2004
----------------------------------------------------------------------------------------------------------
Operating Revenues
   Transmission Service Revenue               $     72,272    $     62,724    $    143,890    $    122,714
   Other Operating Revenue                             289             206             580             416
                                              ------------    ------------    ------------    ------------
     Total Operating Revenues                       72,561          62,930         144,470         123,130

Operating Expenses
   Operations and Maintenance                       26,894          24,299          55,034          47,656
   Depreciation and Amortization                    13,001          11,601          25,398          22,741
   Taxes Other than Income                           1,643           1,431           3,334           2,943
                                              ------------    ------------    ------------    ------------
     Total Operating Expenses                       41,538          37,331          83,766          73,340
                                              ------------    ------------    ------------    ------------

Operating Income                                    31,023          25,599          60,704          49,790


Other Income
   Other Income                                       (216)            187            (218)            159
   Allowance for Equity Funds Used During            1,134             720           1,590           1,699
   Construction
                                              ------------    ------------    ------------    ------------
     Total Other Income                                918             907           1,372           1,858
                                              ------------    ------------    ------------    ------------

   Earnings Before Interest and Tax                 31,941          26,506          62,076          51,648


Interest Expense
   Interest Expense                                 10,207           8,068          19,043          16,002
   Allowance for Borrowed Funds Used During         (1,287)           (556)         (2,164)         (1,327)
   Construction
                                              ------------    ------------    ------------    ------------
     Net Interest Expense                            8,920           7,512          16,879          14,675
                                              ------------    ------------    ------------    ------------

   Earnings Before Tax                        $     23,021    $     18,994    $     45,197    $     36,973
                                              ============    ============    ============    ============




The accompanying notes are an integral part of these financial statements.

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

American Transmission Company LLC

Statements of Cash Flows
For the Six Months Ended June 30, 2005 and 2004 (Unaudited)

(In Thousands)
                                                                Six Months Ended June 30,
                                                                  2005            2004
------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Earnings Before Tax                                        $     45,197    $     36,973
   Adjustments to Reconcile Earnings Before Tax to Net Cash
     Flows Provided by Operating Activities-
     Depreciation and Amortization                                  25,398          22,741
     Bond Discount and Debt Issuance Cost Amortization                 277             244
     Allowance for Equity Funds Used During Construction            (1,590)         (1,699)
     Change in-
       Current Assets                                                 (895)         (3,891)
       Accounts Payable                                            (11,336)         (3,122)
       Accrued Liabilities                                           7,301           1,404
       Other                                                           460           1,457
                                                              ------------    ------------
         Total Adjustments                                          19,615          17,134
                                                              ------------    ------------
         Net Cash Provided by Operating Activities                  64,812          54,107

Cash Flows from Investing Activities
   Capital Expenditures for Property, Plant and Equipment         (193,100)        (79,026)
   Allowance for Borrowed Funds Used During Construction            (2,164)         (1,327)
                                                              ------------    ------------
     Net Cash Used in Investing Activities                        (195,264)        (80,353)

Cash Flows from Financing Activities
   Distribution of Earnings to Members                             (34,086)        (28,153)
   Issuance of Membership Units for Cash                            22,744          39,162
   Redemption of Membership Units                                     --               (53)
   Issuance of Short-term Debt, Net                                  5,623          10,423
   Issuance of Long-term Debt, Net of Issuance Costs               138,696            --
   Advances under Interconnection Agreements                        10,381           8,544
   Repayments under Interconnection Agreements                     (12,964)        (12,847)
   Other                                                              --                 5
                                                              ------------    ------------
     Net Cash Provided by Financing Activities                     130,394          17,081

Net Change in Cash and Cash Equivalents                                (58)         (9,165)

Cash and Cash Equivalents, Beginning of Period                         164           9,165
                                                              ------------    ------------
Cash and Cash Equivalents, End of Period                      $        106    $       --
                                                              ============    ============

Supplemental Disclosures of Cash Flows Information
   Cash Paid for-
     Interest                                                 $     16,856    $     15,551
   Significant Non-Cash Transactions-
     Issuance of Membership Units for Transmission Assets     $       --      $        121


The accompanying notes are an integral part of these financial statements.

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

American Transmission Company LLC

Balance Sheets
As of June 30, 2005 (Unaudited) and December 31, 2004

(In Thousands)
                                                                  (Unaudited)
                                                                    June 30,     December 31,
ASSETS                                                               2005            2004
---------------------------------------------------------------------------------------------
Transmission and General Plant
   Property, Plant and Equipment                                 $  1,639,936    $  1,521,441
   Less- Accumulated Depreciation                                    (603,734)       (589,096)
                                                                 ------------    ------------
                                                                    1,036,202         932,345
   Construction Work in Progress                                      253,690         207,975
                                                                 ------------    ------------
     Net Transmission and General Plant                             1,289,892       1,140,320

Current Assets
   Cash and Cash Equivalents                                              106             164
   Accounts Receivable                                                 27,666          27,199
   Other Current Assets                                                 3,257           2,829
                                                                 ------------    ------------
     Total Current Assets                                              31,029          30,192

Regulatory and Other Assets
  Regulatory Assets                                                     1,507           3,014
  Other Assets                                                         13,910          10,387
                                                                 ------------    ------------
        Total Regulatory and Other Assets                              15,417          13,401

     Total Assets                                                $  1,336,338    $  1,183,913
                                                                 ============    ============

MEMBERS' EQUITY AND LIABILITIES
---------------------------------------------------------------------------------------------
Capitalization
   Members' Equity                                               $    570,629    $    536,774
   Long-term Debt                                                     588,550         448,483
                                                                 ------------    ------------
     Total Capitalization                                           1,159,179         985,257

Current Liabilities
   Accounts Payable                                                    28,759          59,731
   Accrued Liabilities                                                 43,194          37,582
  Short-term Debt                                                      64,021          58,361
  Current Portion of Advances Under Interconnection Agreements         24,223          36,618
                                                                 ------------    ------------
     Total Current Liabilities                                        160,197         192,292

Long-term Liabilities                                                  16,962           6,364

Commitments and Contingencies (see Notes)

     Total Members' Equity and Liabilities                       $  1,336,338    $  1,183,913
                                                                 ============    ============


The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Statements of Changes in Members' Equity
For the Six Months Ended June 30, 2005 (Unaudited) and the Year Ended December 31, 2004

 (In Thousands)

Members' Equity as of December 31, 2003                            $  432,693

Membership Units Outstanding at December 31, 2003                      30,319
                                                                   ==========

   Issuance of Membership Units                                        85,278

   Redemption of Membership Units                                         (53)

   Earnings Before Tax                                                 77,946

   Distribution of Earnings to Members                                (59,090)
                                                                   ----------

Members' Equity as of December 31, 2004                            $  536,774
                                                                   ==========

Membership Units Outstanding at December 31, 2004                      37,710
                                                                   ==========

     Issuance of Membership Units                                      22,744

     Redemption of Membership Units                                      --

     Earnings Before Tax                                               45,197

     Distribution of Earnings to Members                              (34,086)
                                                                   ----------

Members' Equity as of June 30, 2005                                $  570,629
                                                                   ==========

Membership Units Outstanding at June 30, 2005                          39,637
                                                                   ==========

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Notes to Financial Statements (Unaudited)
June 30, 2005


The accompanying financial statements have been prepared by American Transmission Company LLC (the "Company") without audit (except for the balance sheet information as of December 31, 2004). Accordingly, they reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the financial results for the interim periods. Certain information and notes normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The Company's management believes that it has made all normal, recurring adjustments needed to present the financial statements fairly and that the disclosures provided are adequate such that the information presented is not misleading.

Due to the seasonal nature of the Company's capital expenditure program, the timing of when major assets are placed in service and their effect on the revenue requirement calculation for the period, the Company's results for the period are not necessarily indicative of results that may be expected for the year ending December 31, 2005.

These financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2004.


(1)    Income Taxes
       ------------

In July 2004, the D.C. Circuit of the U.S. Court of Appeals issued an opinion in a FERC rate proceeding involving an oil pipeline company. The case involved complaints filed by the pipeline's customers regarding several issues related to its tariff, including the recovery of income taxes as a component of its cost of service. The pipeline was formed as a non-taxable limited partnership. In its cost of service, FERC had allowed the pipeline to recover the income taxes paid by the partnership's corporate owners on their respective shares of partnership earnings. The Court found that FERC had not provided a compelling argument to justify including in the pipeline's cost of service the taxes paid by its owners. The Court vacated that portion of the FERC opinion and order that allowed the recovery of income taxes in the pipeline's rates and remanded it to FERC for further consideration.

On May 4, 2005, FERC unanimously approved a policy statement that would allow all entities owning public utility assets to recover an income tax allowance on income from those assets, provided that the entity can demonstrate an actual or potential income tax liability on that income. Based on this policy, the Company, as a limited liability company, anticipates that it will continue to be permitted to recover the income taxes of its members in rates, consistent with its current practice.


(2)    Short-term Debt
       ---------------

On May 24, 2004, the Company replaced its $75 million 364-day backup line of credit with a $125 million three-year revolving credit facility. The Company may request that the aggregate commitment be increased to $200 million either by having one or more existing lenders increase their commitment or by adding additional lenders. On February 21, 2005, the line of credit was increased to $175 million through increased commitments from existing lenders. The revolving credit facility provides back-up liquidity to the Company's commercial paper program, which was increased from $125 million to $175 million subsequent to the increase in the line of credit. While the Company does not intend to borrow under the revolving credit facility, interest rates on outstanding borrowings under the facility would be based on a floating rate plus a margin. The applicable margin is based on the Company's debt rating from Moody's and S&P and ranges from 0.35% to 1.25%.

The revolving credit facility contains restrictive covenants, including restrictions on liens, certain mergers, sales of assets, acquisitions, investments, transactions with affiliates, change of control, conditions on prepayment of other debt, certain financial ratios and requires certain financial reporting. The revolving credit facility provides for certain customary events of default. The Company had no borrowing outstanding under the credit facility as of June 30, 2005 or December 31, 2004, but had $64.0 million and $58.3 million of commercial paper outstanding as of June 30, 2005 and December 31, 2004, respectively.


(3)    Long-Term Debt
       --------------

On March 21, 2005, the Company issued $100 million of ten-year, unsecured, 4.992% senior notes through a private placement offering. The notes will mature on April 15, 2015. Interest will be paid semi-annually on April 15 and October 15, commencing on October 15, 2005.

On April 29, 2005, the Company entered into an agreement with a group of investors, also through a private placement offering, to issue $100 million of thirty-year, unsecured, 5.59% senior notes in a minimum of two draws. The notes will mature on December 1, 2035. Interest on these notes will be paid semiannually on June 1 and December 1, commencing on December 1, 2005. The initial closing and issuance of $40 million of the notes occurred on April 29, 2005. The remaining $60 million of notes were issued on August 1, 2005.


(4)    Regulatory Proceedings
       ----------------------

The Company's Federal Energy Regulatory Commission ("FERC")-approved rates include a true-up provision. Under the true-up mechanism, the Company was authorized to include an under-collection of approximately $2.5 million from 2003, plus interest, in its billings in 2005. During 2004, the Company over-collected approximately $6.8 million. Under the terms of the tariff, this amount would ordinarily be refunded, with interest, to customers in 2006; however, the Company filed an application with FERC on December 22, 2004, for an amendment to the rates which would allow the Company to accelerate this refund by one year and net it against the 2003 under-collection. FERC issued an order authorizing this treatment, as filed, on February 17, 2005, and the Company is refunding the net amount, with interest, in its billings in 2005. The net amount remaining to be refunded as of June 30, 2005 was $2.3 million and is included in accrued liabilities.

The Company filed a settlement agreement that was approved by FERC on May 6, 2004, that authorized it to make the following modifications to its rate formula in Attachment O of the MISO Open Access Transmission Tariff:

     a) Include Construction Work in Progress for new transmission investment in rate base to earn a current return in lieu of capitalizing an Allowance for Funds Used During Construction.

     b) Allow current year expensing of preliminary survey and investigation costs for new transmission investment if the project meets specified requirements (generally if a project is approved by MISO as part of its planning process). Such costs are otherwise capitalized as a component of the associated transmission assets' cost and recovered, with a return on investment, over the life of the assets.

     c)   Adopt a 50% debt, 50% equity capital structure.

In the future, the Company's return on equity will float at 18 basis points below the rate approved by FERC for other MISO transmission owners ("the MISO ROE"). Several intervening parties had previously challenged the methodology used by FERC in determining the current MISO ROE. On February 18, 2005, the D.C. Circuit of the U.S. Court of Appeals issued an opinion that upheld FERC's methodology in determining the current MISO ROE of 12.38%.

(5)    Arrowhead to Weston Line Project
       --------------------------------

The Arrowhead to Weston Line Project ("Project") is a transmission line construction project originally sponsored by Wisconsin Public Service Corporation ("WPSC") and Minnesota Power, Inc. ("Minnesota Power") under which a new high voltage 345kv electric transmission line would be built from the vicinity of Duluth, Minnesota to the vicinity of Wausau, Wisconsin. The Project was approved, at an estimated total cost of $420 million, by the Public Service Commission of Wisconsin ("PSCW") on December 19, 2003. The Department of Natural Resources ("DNR") issued construction permits for the Project in December 2004. The DNR permits were contested; however, after completion of hearings, an administrative law judge issued a decision on July 25, 2005 that upheld the permits.

All of the necessary permits have been received from the PSCW, DNR and the Army Corps of Engineers. The Company has been working with three counties to gain permission to cross their land. Easements are required from the county governments for the line to cross their property. The Company has reached an agreement with one county. The State of Wisconsin enacted legislation on July 22, 2005, which requires municipalities and counties to grant easements for critical infrastructure projects, such as transmission lines, and requires the government entities to negotiate in good faith with the constructing utility. This has resulted in each of the remaining two counties agreeing to begin negotiations. The Company does not expect these negotiations to have a significant impact on the project schedule. The Company has obtained all of the necessary real estate easements for the first two construction segments and plans to begin construction on the Wisconsin portion of the line in August 2005. Construction is complete on the Minnesota portion of the line.

The Company acquired the current Project assets from WPSC at WPSC's cost of $20 million on June 13, 2003. WPSC will continue its role as the construction contractor on the Wisconsin portion of the Project; however, the Company has assumed primary project management responsibility and will acquire the Project facilities from WPSC, at WPSC's cost, on an as-constructed basis.

On July 29, 2004, the Company reached an agreement with Minnesota Power to acquire its interest in the Minnesota portion of the Project. The Company will assume approximately $2.6 million of Project costs incurred by Minnesota Power before the agreement, and has assumed primary project management responsibility. Minnesota Power is continuing its role as general construction contractor. Title to materials transfer to the Company on delivery to the construction site. Title to all remaining parts of the Project will transfer to the Company when construction is complete and assets are placed in service. Minnesota Power will transfer the facilities at its cost. The agreement requires the Company and Minnesota Power to cooperate to obtain approval of the agreement of July 29, 2004, from the Minnesota Public Utility Commission.

As of June 30, 2005, the Company has accumulated approximately $110.2 million of costs associated with the Project, including the $20 million acquired from WPSC. To the extent the appropriate regulatory approvals related to the Project are obtained and the transmission line is constructed and placed in service, these costs, as well as the $2.6 million from Minnesota Power, will be included in the Company's rate base or otherwise recovered in rates. In the event the line is not approved or not constructed, the Company would seek recovery of all costs it has incurred related to the Project, including costs assumed from WPSC and Minnesota Power. If recovery is not permitted, such costs would be charged to expense.

(6)    Interconnection Agreements
       --------------------------

The Company has entered into a number of interconnection agreements with entities planning to build generation plants within the Company's service territory. The Company will construct the facilities; however, the generator will finance and bear all financial risk of constructing the interconnection facilities under these agreements. The Company will own and operate the interconnection facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest. If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

The current estimate of the Company's commitment under these agreements, if the generation plants become operational, is approximately $205 million with the expected completion dates ranging from 2005 to 2009. In addition, there may be transmission service requests that require the Company to construct additional, or modify existing, transmission facilities to accommodate such requests. Whether such additions or upgrades to the Company's transmission system are required depends on the state of the transmission system at the time the transmission service is required.

On July 23, 2003, FERC issued Order 2003, which adopted new rules relating to generator interconnections. While the rules incorporate a number of changes to interconnection procedures and standardize the interconnection agreements, with some regional transmission organization flexibility, the rules preserve the responsibility of generators to pay the costs associated with interconnecting any generator to the Company's system, with the right to be reimbursed either in cash or through transmission service credits. Under certain circumstances, the rules increase the generators' responsibility to fund a greater range of transmission improvement costs, depending on the type of interconnection service the generators request. The Company believes that any such costs borne by the Company to upgrade or add to the transmission system to fulfill transmission service requests will be recovered in future rates.


(7)    Potential Adverse Legal Proceedings
       -----------------------------------

The Company has been, and will likely in the future become, party to lawsuits, potentially including certain suits that may involve claims for which it may not have sufficient insurance coverage. Such litigation could include suppliers and purchasers of energy transmitted by the Company and others with whom the Company conducts business. This liability exposure is limited by FERC to direct damages.


 (8)   New Accounting Pronouncements
       -----------------------------

In March 2005, the Financial Accounting Standards Board issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. FIN 47 clarifies that the term conditional asset retirement obligation as used in Statement of Financial Accounting Standards No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company is required to adopt the provisions of FIN 47 by December 2005. Adoption of FIN 47 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

American Transmission Company LLC

Management's Discussion and Analysis of Financial Condition and Results of Operations


General
-------

The following discussion provides information that management believes is relevant to an assessment and understanding of American Transmission Company LLC's ("the Company") results of operations and financial condition. This discussion should be read in conjunction with the financial statements and notes to financial statements.

The Company was organized as a Wisconsin limited liability company on June 12, 2000 and began operations on January 1, 2001. The Company's purpose is to plan, construct, operate, own and maintain electric transmission facilities to provide for an adequate and reliable transmission system that meets the needs of all users on the system and supports equal access to a competitive, wholesale, electric energy market. The Company owns and operates the electric transmission system, under the direction of the Midwest Independent Transmission System Operator, Inc. ("MISO"), in parts of Wisconsin, Illinois and the Upper Peninsula of Michigan.

The Company is managed by a corporate manager, ATC Management Inc. ("Management Inc."). The Company and Management Inc. have common ownership and operate as a single functional unit. All employees who serve the Company are employees of Management Inc. The Company pays the expenses of Management Inc.


Critical Accounting Policies
----------------------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to apply policies and make estimates and assumptions that affect results of operations and the reported amounts of assets and liabilities in the financial statements. Because of the inherent uncertainty in the nature of the matters where estimates are used, actual amounts could differ from estimated amounts. The following accounting policies represent those that management believes are particularly important to the financial statements and require the use of judgment in estimating matters that are inherently uncertain.

Revenues
--------

Wholesale electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives and other eligible entities is provided through the Company's facilities under the MISO open-access transmission tariff regulated by the Federal Energy Regulatory Commission ("FERC"). The Company charges for these services under FERC-approved rates. The tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the calculation of the amounts to be paid for those services. The Company's revenues are derived from agreements for the receipt and delivery of electricity at points along the transmission system. The Company does not take ownership of the electricity that it transmits. Revenue is recognized based on the amounts billable under the tariff for services provided during the reporting period (see "Rate Determination and Revenue Recognition" below). Based on a true-up provision in the approved rates, the Company accrues or defers revenues to the extent that the actual revenue requirement, as calculated under the rate formula, for the reporting period is higher or lower, respectively, than the amounts billed during the reporting period. The Company records a reserve for revenue subject to refund when such refund is probable and can be reasonably estimated. During the first six months of 2005, $9.4 million of billings were recorded as deferred revenue. This amount is included in accrued liabilities at June 30, 2005. Based on its current forecast, the Company expects that the deferred revenue will be recognized during the remainder of 2005.


The revenue requirement for each year represents the total amount that the Company is entitled to collect from all revenue sources, which include the following:

Network Service Revenue consists of charges paid by the Company's network customers to reserve transmission capacity on the Company's system. The annual network revenue requirement is divided among all of the Company's network customers based on their historic usage of the system, known as load ratio share. The charges for an individual customer are billed in even monthly installments during the year and are not dependent upon actual usage. Thus, the Company's network service revenue during a given year, which covers approximately 85-90% of the Company's total revenue requirement, will not vary once the revenue requirement and rates are determined for each year. In the event new network customers join the Company's network during the year, the load ratio share and monthly charges of each customer are adjusted prospectively.
Although network service is provided under the MISO tariff, the Company bills and collects its own network service revenue under a billing agreement with MISO.

Point-to-Point Revenue relates to charges for delivering energy from specific points on the Company's transmission system to other specific points on the Company's transmission system. All point-to-point transactions are administered and billed by MISO; the Company receives a portion of the revenue from each transaction based on the MISO revenue allocation methodology. The point-to-point service revenue that the Company will realize each year depends on the length, duration and other terms of the firm contracts MISO has for point-to-point service and the volumes of electricity transmitted as non-firm service.
Variations in point-to-point service revenues do not affect the Company's results of operations, however, because under the true-up mechanism described above, any over- or under-collection as measured against the Company's point-to-point service revenue projected in the current revenue requirement would be a component of any true-up adjustment recorded for network service revenue.

Other Transmission Service Revenue consists of control area service revenue such as scheduling and re-dispatch services and recovery of start-up expenses.

Other Operating Revenue is derived from other transmission-related services provided to third parties that are not provided under regulated tariffs and rental of certain transmission and administrative property and equipment by third parties.

                                                Three Months Ended June 30,    Six Months Ended June 30,
(In Thousands)                                      2005           2004           2005           2004
---------------------------------------------------------------------------------------------------------
Network Service Revenue                         $     66,702   $     55,627   $    126,270   $    108,802
Point-to-Point Revenue                                 1,995          2,637          6,401          4,604
Other Transmission Service Revenue
      Scheduling, System Control and Dispatch          1,843          1,551          3,374          3,040
      Reliability Redispatch                             747          1,828          5,879          4,111
      Recovery of Start-up Costs                         954          1,073          1,907          2,146
      Other                                               31              8             59             11
                                                ------------   ------------   ------------   ------------
            Transmission Service Revenue              72,272         62,724        143,890        122,714
      Other Operating Revenue                            289            206            580            416
                                                ------------   ------------   ------------   ------------
            Total Operating Revenues            $     72,561   $     62,930   $    144,470   $    123,130
                                                ============   ============   ============   ============

Regulatory Assets
-----------------

Regulatory assets represent costs that have been deferred to future periods when it is at least probable that the regulator will allow future recovery of those costs through rates. The accounting for these regulatory assets is in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation".

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction, and the status of any pending or potential deregulation legislation. Regulatory assets related to the formula rate true-up are only recorded to the extent such amounts will be billed to customers within the next two years. If future recovery of certain regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.

Impairment of Long-lived Assets
-------------------------------

The Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment would be determined based upon a comparison of the undiscounted future operating cash flows to be generated during the remaining life of the assets to their carrying values. An impairment loss would be measured by the amount that an asset's carrying amount exceeds its fair value. As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.

Allowance for Funds Used During Construction
--------------------------------------------

Allowance for funds used during construction ("AFUDC") represents the composite cost of the debt used to fund the construction of transmission assets and a return on members' capital devoted to construction. Although the allowance does not represent current cash income, it is recovered under the ratemaking process over the service lives of the related assets. In accordance with the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation", the Company capitalizes AFUDC to the associated projects in Construction Work in Progress ("CWIP").

Beginning January 1, 2004 the Company was allowed to include CWIP in its rate base and earn a current return on construction projects that commenced construction after December 31, 2003, in lieu of capitalizing AFUDC to the projects. Accordingly, the Company does not accrue AFUDC on projects earning a current return.

Interconnection Agreements
--------------------------

The Company has entered into interconnection agreements with entities planning to build generation plants within the Company's service territory. The Company will construct the facilities; however, the generator will finance and bear all financial risk of constructing the interconnection facilities under these agreements. The Company will own and operate the interconnection facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest. If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

The Company receives cash advances for construction costs from the generators. During construction, these costs are included in CWIP. Cash advances from the generators, along with accruals for interest, as specified in each agreement, are recorded as liabilities. Accruals for interest are capitalized, in lieu of AFUDC, and included in CWIP.

Preliminary Survey and Investigation Costs
------------------------------------------

The Company incurs certain preliminary survey and investigation ("PSI") costs for studies and planning in the early stages of construction of new transmission assets. For projects started prior to December 31, 2003, the Company capitalizes such PSI costs as other assets until all required regulatory approvals are received, at which time the PSI costs are transferred to construction work in progress.

Beginning January 1, 2004, the Company is allowed to expense, and to recover in rates, PSI costs in the year incurred. Accordingly, the Company expenses PSI costs for projects started after December 31, 2003.


Rate Determination and Revenue Recognition
------------------------------------------

The Company's transmission service revenue requirement is determined by a formula approved by FERC and included in Attachment O of the MISO Open Access Transmission Tariff. The formula is designed to reimburse the Company for all reasonable operations and maintenance expenses, taxes other than income taxes and depreciation and amortization, and to provide a return on assets employed in the provision of transmission services. The Company's rate base consists of the original cost of assets in service reduced by accumulated depreciation and members' deferred taxes associated with these assets, a working capital allowance and any prepayments. The weighted average cost of capital, or return rate, applied to rate base is intended to cover the cost of any long-term debt financing and provide equity holders a return that is commensurate with the risk involved in their investment. Since 2001, the allowed rate of return on common equity has been 12.2%. A provision for taxes on the equity component of the return is also included in the rate formula. Although the Company, as a non-taxable limited liability company, does not pay income taxes itself, it is allowed to include in its revenue requirement an estimate of income taxes that are the responsibility of the Company's taxable members.

In July 2004, the D.C. Circuit of the U.S. Court of Appeals issued an opinion in a FERC rate proceeding involving an oil pipeline company. The case involved complaints filed by the pipeline's customers regarding several issues related to its tariff, including the recovery of income taxes as a component of its cost of service. The pipeline was formed as a non-taxable limited partnership. In its cost of service, FERC had allowed the pipeline to recover the income taxes paid by the partnership's corporate owners on their respective shares of partnership earnings. The Court found that FERC had not provided a compelling argument to justify including in the pipeline's cost of service the taxes paid by its owners. The Court vacated that portion of the FERC opinion and order that allowed the recovery of income taxes in the pipeline's rates and remanded it to FERC for further consideration.

On May 4, 2005, FERC unanimously approved a policy statement that would allow all entities owning public utility assets to recover an income tax allowance on income from those assets, provided that the entity can demonstrate an actual or potential income tax liability on that income. Based on this policy, the Company, as a limited liability company, anticipates that it will continue to be permitted to recover the income taxes of its members in rates, consistent with its current practice.

The Company filed a settlement agreement that was approved by FERC on May 6, 2004, that authorized it to make the following modifications to its rate formula in Attachment O of the MISO Open Access Transmission Tariff:

     a) Include Construction Work in Progress for new transmission investment in rate base to earn a current return in lieu of capitalizing an Allowance for Funds Used During Construction.

     b) Allow current year expensing of preliminary survey and investigation costs for new transmission investment if the project meets specified requirements (generally if a project is approved by MISO as part of its planning process). Such costs are otherwise capitalized as a component of the associated transmission assets' cost and recovered, with a return on investment, over the life of the assets.

     c)   Adopt a 50% debt, 50% equity capital structure.

In the future, the Company's return on equity will float at 18 basis points below the rate approved by FERC for other MISO transmission owners ("the MISO ROE"). Several intervening parties had previously challenged the methodology used by FERC in determining the current MISO ROE. On February 18, 2005, the D.C. Circuit of the U.S. Court of Appeals issued an opinion that upheld FERC's methodology in determining the current MISO ROE of 12.38%.


The Company's formula rates, as approved by FERC, contain a true-up mechanism, which uses a three-year cycle to project and true-up rates. Prior to the beginning of each calendar year, the Company prepares a forecast of operating, maintenance, depreciation and tax expenses, as well as the projected rate base resulting from planned construction and other capital expenditures for the upcoming year. From this forecast, the Company computes a projected revenue requirement and projected rates for the year. These rates are billed and collected from network and point-to-point transmission customers throughout the first year. During the second year, after filing annual financial reports with FERC, the Company recalculates the revenue requirement for the first year based on actual results. Any difference from the projected revenue requirement, including any differences in point-to-point revenues collected, is added to, or subtracted from, the revenue requirement and rates computed for the third year.

Under the true-up mechanism, the Company is authorized to include an under-collected amount of approximately $2.5 million from 2003, plus interest, in its billings in 2005. During 2004, the Company over-collected approximately
$6.8 million. Under the terms of the tariff, this amount would ordinarily be refunded, with interest to customers in 2006; however, the Company filed an application with FERC on December 22, 2004 for an amendment to the rates which would allow the Company to accelerate this refund by one year and return it to customers, net of the 2003 under-collection, in 2005. FERC issued an order authorizing this treatment, as filed, on February 17, 2005, and the Company is refunding the net amount, with interest, in its monthly billings in 2005.

The revenue requirement calculations for the three and six months ended June 30, 2005 and 2004 are below:

                                                 Three Months Ended June 30,       Six Months Ended June 30,
      (In Thousands)                                 2005            2004            2005            2004
   ---------------------------------------------------------------------------------------------------------
   Return on Rate Base
      Average Rate Base, including Unamortized   $   966,496     $   794,321         948,487     $   772,836
      Start-up Costs
      Weighted Rate of Return                           9.58%           9.72%           9.58%           9.72%
                                                 -----------     -----------     -----------     -----------
      Return on Rate Base (interim period)            23,157          19,302          45,451          37,561

      Provision for Members' Income Taxes              7,866           6,297          15,253          12,229
                                                 -----------     -----------     -----------     -----------

        Total Return and Income Taxes                 31,023          25,599          60,704          49,790

   Expenses
      Operations and Maintenance                      26,894          24,299          55,034          47,656
      Depreciation and Amortization                   13,001          11,601          25,398          22,741
      Taxes Other than Income                          1,643           1,431           3,334           2,943
                                                 -----------     -----------     -----------     -----------
        Total Operating Expenses                      41,538          37,331          83,766          73,340
                                                 -----------     -----------     -----------     -----------


        Total Revenue Requirement                     72,561          62,930         144,470         123,130
        Less: Total Revenue Billed                    73,694          65,619         153,870         131,146
                                                 -----------     -----------     -----------     -----------
        True-up Refund                                (1,133)    $    (2,689)         (9,400)    $    (8,016)
                                                 ===========     ===========     ===========     ===========


Results of Operations
---------------------


Earnings Overview
-----------------

The Company's earnings and operating income are driven by its rate formula, which defines the Company's revenue requirement and allows it to recover all operating expenses. The Company's earnings for the first six months of 2005 were $45.2 million, an increase of 22% from earnings of $37.0 million during the same period in 2004. Operating income increased by $10.9 million in the first six months of 2005 as compared to 2004. Offsetting the increase in operating income is a $.5 million decrease in other income and a $2.2 million increase in net interest expense.


Revenues
--------

The Company's revenue requirement, which equals total operating revenues, for the first six months of 2005 was $144.5 million, an increase of 17% from $123.1 million during the first six months of 2004. This increase was due to an increase in the return earned on rate base of $7.9 million, an increase in the provision for members' income taxes of $3.0 million, related to the increased return, and an increase in operating expenses of $10.4 million, all recoverable under the revenue requirement.

The Company's return on rate base for the first six months of 2005 was $45.5 million, an increase of 21% from the return on rate of base of $37.6 million for the first six months of 2004. The increase was primarily due to additional assets being placed in service and expenditures on construction projects includable in the Company's rate base under the revenue requirement formula. Slightly offsetting the increase in return was a decrease in the debt component of the return due to the issuance of $140 million in senior notes during March and April 2005. These notes had interest rates that were lower than the previous average rate on outstanding debt.


Operating Expenses
------------------

Operating expenses were $83.8 million during the first six months of 2005, an increase of 14% compared to $73.3 million during the first six months of 2004. Operations and maintenance expense increased $7.4 million, mainly due to higher costs for re-dispatch of generation on the transmission grid, asset maintenance costs and additional preliminary survey and investigation charges for construction projects. Depreciation and amortization expense for the first six months of 2005 was $2.7 million higher than the same period in 2004 mainly due to additional assets placed in service throughout 2004 and the first quarter of 2005.


Other Income
------------

Other income was $.5 million lower during the first six months of 2005 as compared with the first six months of 2004, due to a decrease in interest income and an increase in certain corporate costs that are not recoverable in the Company's revenue requirement formula.


Net Interest Expense
--------------------

Net interest expense was $2.2 million higher during the first six months of 2005, as compared with the same period in 2004, due to interest on short-term debt issued to fund construction expenditures and the additional $140 million of long-term debt issued in 2005.

Liquidity and Capital Resources
-------------------------------

During the first six months of 2005, the Company used net cash of $.2 million as compared to $9.2 million net cash used in the first six months of 2004. Net cash provided by operating activities was $64.8 million in the first six months of 2005 as compared to cash provided of $54.1 million in the first six months of 2004. The increase is primarily due to an increase in earnings and depreciation expense.

Net cash used in investing activities increased by $114.9 million in the first six months of 2005 as compared with the first six months of 2004, primarily due to a general increase in the Company's construction program. Net cash provided by financing activities during the first six months of 2005 was $130.4 million, compared with $17.1 million in the first six months of 2004. The increase is due to $138.7 million in net proceeds from the issuance of long-term debt, offset by a $5.9 million increase in distributions to members and a $4.8 million decrease in the cash received from the issuance in short-term debt. Cash received from issuance of member units also decreased by $16.4 million, as the Company has not had a general equity call in 2005, but continues to receive equity contributions from Wisconsin Public Service Corporation ("WPSC") related to the Arrowhead to Weston project.


Capital Requirements and Liquidity
----------------------------------

Management believes that to provide adequate and reliable transmission service and to support access to competitive, wholesale energy markets without favoring any participant, it will be necessary to strengthen and expand the Company's transmission system to deliver electricity to customers in Wisconsin, Michigan and Illinois. Expansion will relieve transmission constraints, allow additional generation capacity to be connected to the system, enhance wholesale competition and permit entry by new competitors in electricity generation.

The Company has plans for approximately $333 million in new transmission construction projects and other capital spending in 2005, and expects that it could incur approximately $2.8 billion in capital expenditures over the next ten years. These estimates are based on the Company's 2005 capital budget and ten-year transmission planning and needs assessment, much of which remains subject to regulatory approval and continuing analysis of system needs. This estimate does not include additional acquisitions of transmission assets the Company might make. Approximately $33 million of the anticipated capital spending in 2005 is related to generation interconnection agreements and will be funded by the generators, as described in the notes to financial statements.

The ability to construct transmission assets is subject to the Company obtaining extensive regulatory approvals, including siting, from the Public Service Commission of Wisconsin ("PSCW") and other regulatory bodies. Management believes regulatory and siting issues pose the key risks to completing and placing transmission assets in service. Once approved, constructed and placed in service, the costs of transmission projects are included in the rate formula that determines the Company's revenue requirement; however, it is possible that some of the Company's capital projects will not be completed and placed in service. In such situations there is an additional risk, because while state regulatory bodies have jurisdiction over construction, FERC has jurisdiction over the Company's rates. While costs incurred by the Company for projects that are not completed are generally not significant, there is potential for higher costs to be incurred related to large projects, such as the Arrowhead to Weston project. MISO's tariff contains provisions under which such costs may potentially be recovered if the related project was included in MISO's Transmission Expansion Plan, required by MISO or otherwise approved by MISO. The Arrowhead to Weston Project is included in MISO's Transmission Expansion Plan. If recovery is not realized through the MISO tariff, the Company will seek recovery of such costs through its FERC regulated rate formula; however, there is no guarantee that such recovery will be allowed by FERC. If recovery is not realized through the MISO tariff, or recovered through rates, these costs would be charged to expense.

The timing and amount of the Company's construction requirements have a significant impact on the Company's liquidity and its cash requirements. To meet these requirements over the long-term, the Company plans to finance its capital expenditure program through the issuance of long-term debt, reinvested equity and, as necessary, additional equity infusions from current members, private equity investments and/or public equity offerings. In connection with these financing alternatives, management intends to target a debt to total capitalization ratio of 50% to 55%, consistent with the maintenance of an "A" credit rating and tier-one commercial paper ratings.

In the short run, management intends to finance construction with commercial paper offerings. The Company's commercial paper program is supported by a $175 million three-year revolving credit agreement. The revolving credit agreement can be expanded to $200 million at the Company's option. It is the Company's intent to increase the commercial paper program with any increase in the revolving credit agreement. As the commercial paper borrowing capacity is utilized, management plans to refinance outstanding commercial paper through long-term debt offerings.

On March 21, 2005, the Company issued $100 million of ten-year, unsecured, 4.992% senior notes through a private placement offering. The notes will mature on April 15, 2015. Interest will be paid semi-annually on April 15 and October 15, commencing on October 15, 2005. Note proceeds were used to pay down short-term debt.

On April 29, 2005, the Company entered into an agreement with a group of investors, also through a private placement offering, to issue $100 million of thirty-year, unsecured, 5.59% senior notes in a minimum of two draws. The notes will mature on December 1, 2035. Interest on these notes will be paid semiannually on June 1 and December 1, commencing on December 1, 2005. The initial closing and issuance of $40 million of the notes occurred on April 29, 2005. Note proceeds were again used to pay down short-term debt. The remaining $60 million of notes were issued on August 1, 2005.

To the extent that the private placement debt market remains accessible to the Company at attractive rates and on attractive terms, management intends to finance the long-term debt component of its construction requirements in this manner.

To maintain its targeted debt to capitalization ratio, the Company issued a voluntary capital call for $68 million to its members in December 2003. The Company received installments of approximately $17 million in January, April, July and October of 2004. The participating members received additional membership units at the current book value per unit at the time of each installment. A $30 million capital call is planned for the fourth quarter of 2005, with additional capital calls anticipated in 2006. The majority of members have given a non-binding indication that they expect to continue to provide equity funding for planned capital calls during 2006 through 2009.

As part of the agreement to transfer the Arrowhead to Weston project to the Company, WPSC committed to provide equity funding for 50% of the total cost of the project, up to $198 million. WPSC's contributions under this arrangement are made monthly based on project expenditures. In addition, certain of the Company's other members have the right, under the operating agreement, to contribute additional equity to maintain their ownership percentages as WPSC funds the Arrowhead to Weston project. Most of these members have exercised this right through July 2005.

Continual access to the commercial paper and long-term debt markets will be necessary to fund the Company's construction plans. Based on the capital expenditure forecast of $2.8 billion over the period 2005 through 2014, management anticipates, under its new tariff, its credit ratings to remain investment grade with a substantial margin of safety. The rate formula modification that the Company filed with FERC in the settlement agreement provides increased cash flows through the accelerated recovery of preliminary survey and investigation costs in the current period and by allowing the Company to earn a current return on its investment in Construction Work in Progress for new transmission projects. If the Company cannot maintain its current credit rating, future financing costs could increase, future financing flexibility could be reduced, future access to capital could be difficult and future ability to finance capital expenditures demanded by the market could be impaired.


Management cannot provide assurance that the Company will be able to secure the additional sources of financing needed to fund the significant capital requirements associated with the Company's transmission system expansions discussed above. In addition, some expenditures may not result in assets on which the Company will earn a return, as discussed above.

The Company's operating agreement provides that the board of directors of its corporate manager, Management Inc., will determine the timing and amount of distributions to be made to the Company's members. In this agreement, the corporate manager also declared its intent, subject to certain restrictions, to distribute an amount equal to 80% of the Company's earnings before taxes. The
Company's operating agreement also provides that it may not pay, and no member is entitled to receive, any distribution that would generally cause the Company to be unable to pay its debts as they become due. Cash available for distribution for any period consists of cash from operations after provision for capital expenditures, debt service and reserves established by Management Inc.
The Company has distributed 80% of its earnings before taxes to its members in each year since inception.


Long-term Contractual Obligations and Commercial Commitments
------------------------------------------------------------

The Company's contractual obligations as of June 30, 2005, representing cash obligations that are considered to be firm commitments, are as follows (in thousands):


                                                            Payment Due Within                   Due After
---------------------------------------------------------------------------------------------   -----------
                                                                         2 - 3        4 - 5
                                               Total       1 Year        Years        Years       5 Years
                                            ----------   ----------   ----------   ----------   ----------
Long-term Debt                              $  650,000   $     --     $     --     $     --     $  650,000
Interest Payments on Long-term Debt            639,710       42,243       84,514       84,514      428,439
Interconnection Agreements                     204,501       24,875       11,677      167,949         --
Operating Leases                                 8,121        2,346        4,534        1,241         --
Postretirement Benefit Plan Contributions       13,430        1,397        3,829        5,085        3,119
                                            ----------   ----------   ----------   ----------   ----------
Total Contractual Obligations and Other
Commitments                                 $1,515,762   $   70,861   $  104,554   $  258,789   $1,081,558
                                            ==========   ==========   ==========   ==========   ==========


The Company currently contracts with several utility providers for certain operation and maintenance services. Certain of the agreements contain minimum purchase requirements (as further discussed below) that are not included in the table above. The Company has met these obligations in all prior years and management believes it will continue to meet these obligations in the future.


Related Party Transactions
--------------------------

Since inception, the Company has operated under transitional services and operations and maintenance agreements whereby the contributing utilities, municipalities and cooperatives provided certain administrative, operational, maintenance and construction services to the Company at a fully allocated cost, including direct cost, overheads, depreciation and return on assets employed in the services provided to the Company. These agreements automatically renew annually, unless cancelled by either party.

Under the original operations and maintenance agreements with the contributing utilities, the Company was obligated to pay each contributing utility a minimum of 85% of the expenses previously incurred by the utility for operations and maintenance activities in a representative year. The amounts paid have exceeded the minimum in each year. Three contributing utilities have signed new operations and maintenance agreements that extend the provision of services. Two of those agreements allow the contributing utilities to decline to perform services for the Company, but require the Company to request a minimum of 90% of the labor hours the contributing utility actually accepted in the previous year. The third agreement does not contain a minimum number of hours that the Company is required to request. All other operations and maintenance agreements were automatically extended on a year-to-year basis. The Company plans to continue efforts to renegotiate its operations and maintenance agreements. In the event that the Company is not able to renew these agreements at the end of their current terms, the Company cannot guarantee that it will be able to procure all similar services at similar costs. The Company believes that the costs the Company must incur to provide transmission service will be recoverable in future rates. The terms of these agreements, including pricing, are subject to oversight by the PSCW and the Illinois Commerce Commission.

A corporate manager, Management Inc, manages the Company. The Company and Management Inc. have common ownership and operate as a single functional unit. Under the Company's operating agreement, Management Inc. has complete discretion over the business of the Company. Accordingly, Management Inc. provides all management services to the Company at cost. The Company itself has no employees. The Company's operating agreement also establishes that all expenses of Management Inc. are the responsibility of the Company. These expenses consist primarily of payroll, benefits, payroll-related taxes and other employee expenses. All such expenses are recorded in the Company's accounts as if they were direct expenses of the Company.


Business and Operating Environment
----------------------------------

In compliance with Wisconsin statutes and FERC requirements, operational control of the Company's transmission system was transferred to MISO, a FERC-approved regional transmission organization ("RTO"), effective February 1, 2002.

MISO has operational control over the Company's system and has the authority to direct the manner in which the Company performs operations. The Company is also required to seek direction from MISO for certain operational actions the Company seeks to perform within its system. MISO is responsible for monitoring congestion, directing the associated operations to overcome congestion, approving transmission maintenance outages, as well as negotiating with generators on the timing of generator maintenance outages within the entire MISO system, including that portion representing the Company's system. The Company is required to coordinate planning activities for new projects or system upgrades with MISO. Certain projects may require review and approval by MISO before implementation.

In accordance with FERC Order 2000, MISO is the tariff administrator for all of its transmission-owning members. MISO and the Company made a joint Section 205 filing with FERC that created a separate pricing zone for the Company within MISO's tariff. The Company's rates for service are now administered under MISO's tariff; however, the Company continues to file with FERC for approval of changes to the formula that determines its revenue requirements.

On April 1, 2005, MISO began operation of the Day-Ahead and Real-Time energy markets ("the Day-two market"). These markets develop a joint transmission service and energy schedule of operation on a day-ahead basis and a dispatch schedule in real time. The markets use a security constrained, centralized dispatch methodology to optimize power flows over the MISO footprint.

In the Day-two market, market participants can acquire Financial Transmission Rights ("FTRs") to hedge against congestion costs that arise due to "congestion" on the transmission grid. The Company's customers, rather than the Company, are responsible for congestion costs and are allocated FTRs. The FTRs do not represent a physical right for delivery of energy, rather a financial right to the congestion revenues that are generated. Any resulting shortfall in congestion revenues reduce payments to FTR holders on a pro-rata basis and, as a result, poses no risk to the Company, as it will not hold any FTRs and will not be responsible for congestion costs.

In the Day-two market, revenue from both the energy market settlement process and the transmission billing process are commingled, thereby exposing the Company to revenue recovery uncertainty. This uncertainty takes three forms. The first uncertainty is the potential for underpayment by a transmission or energy market customer, thereby creating a revenue shortfall. A transmission payment shortfall is solely the responsibility of the transmission owner, where energy payment shortfalls are allocated, on a prorated basis, to the market participants. The Company is not considered a market participant. Over 90% of the Company's transmission service revenue is derived from the contributing owners, which are also the Company's customers. The Company currently bills and collects these revenues directly, under a billing agreement with MISO. The second uncertainty is the possibility of an energy market participant filing for bankruptcy. A bankruptcy court would be required to determine whether transmission revenues collected by MISO could be used to satisfy claims of other creditors. The third uncertainty is if MISO declared bankruptcy. MISO is working with the Company and other transmission owners to create a trust agreement that would prevent payments sent to MISO for transmission service from being used to pay any other obligations of MISO.

On February 15, 2003, FERC issued a notice of proposed pricing policy for efficient operation and expansion of the transmission grid. The proposed policy would provide certain financial incentives related to divestiture of transmission assets from vertically integrated utilities, placement of assets under the control of a RTO and investment in new transmission facilities. The Company has evaluated the potential impact this policy could have on its operations and determined that the modifications to the rate formula contained in its rate filing with FERC would be more beneficial to the Company and proposed such changes as an alternative incentive mechanism to the incentives contained in FERC's proposed pricing policy. Subsequently, the Company and its customers entered into a settlement agreement that largely codifies these revisions to its revenue requirements. On May 6, 2004, FERC approved the settlement agreement.

On November 18, 2004, FERC issued an order eliminating the Regional Through and Out Rates ("RTOR") for point-to-point transmission services between MISO and the PJM Interconnection ("PJM"), effective December 1, 2004. The Company had received RTOR revenues from MISO, for services that crossed the PJM-MISO seam, which served as a reduction in the amount of the Company's revenue requirement that is borne by its network transmission customers. A transitional revenue replacement mechanism, the Seams Elimination Cost Assignment ("SECA"), is expected to be in place from December 1, 2004 through March 31, 2006. The purpose of the SECA is to protect the financial position of the transmission owners by preserving their revenue stream during the transition period, after which this revenue source will be permanently eliminated. The method of calculating and allocating the SECA charges has been disputed by several parties, and will be resolved by FERC. The Company anticipates that its recoveries under the SECA may be lower than its previous RTOR revenues. Due to the nature of the Company's revenue requirement formula, including the true-up mechanism described above, management does not expect the elimination of RTOR revenues to have a significant impact on the Company's results of operations. The Company expects that any revenue shortfall associated with the SECA will be made up by the true-up mechanism during the transition period. Similarly, after the transition period, the elimination of RTOR revenues will result in a net increase in the revenues collected from the Company's network transmission customers.

The Company is participating in a MISO stakeholder process to determine the appropriate cost allocation for new transmission infrastructure development. As a result of the expected outcome of this process, it is possible that a much greater portion of the Company's revenues for investment in new transmission infrastructure may ultimately be derived from outside the Company's service territory. Similarly, on November 18, 2004, the FERC gave PJM and MISO and their respective transmission owners until May 18, 2005 to file a proposal to share the cost of new transmission facilities that benefit customers in both RTOs. The filing was made on May 17, 2005, but only addressed cross-border cost allocations of reliability projects. A second cross-border cost allocation proposal addressing non-reliability projects will be filed by June 1, 2006. Finally, the FERC has directed MISO and its transmission owners to investigate the continued efficacy of using the existing "license plate" rate design and report their findings to the Commission no later than February 1, 2008.

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Recent energy legislation will provide tax benefits in that the depreciable life of certain transmission property will be shortened to fifteen years. Currently, assets used in the transmission and distribution of electricity for sale and related land improvements are assigned a 20-year recovery period. This provision shortens the recovery period to 15-years for certain transmission assets. For purposes of the provision, section 1245 property used in the transmission, at 69kv or higher, of electricity for sale, the original use of which commences with the taxpayer after April 11, 2005, will qualify for the new recovery period. The provision does not apply to any property which the taxpayer or a related party had entered into a binding contract for the construction thereof or self-constructed on or before April 11, 2005.

The Jobs Bill from 2004 included a provision to allow a longer gain recognition period for electric utilities that sell their transmission assets to a FERC-or state-approved independent transmission company. Rather than paying tax on any gain from the sale in the year that the sale is completed, utilities have eight years to pay the tax on any gain from the sale. The rule expires at the end of 2006. The new provision in the recently signed Energy bill allows sales during 2007 to qualify for the eight-year recognition period.


Qualitative Disclosures about Market Risks
------------------------------------------

The Company manages its interest rate risk by limiting its variable rate exposure and continually monitoring the effects of market changes on interest rates. The Company's interest rate risk related to its long-term debt is mitigated by the fact that its long-term debt rate is included as a component of its revenue requirement calculation.

The Company has a significant concentration of major customers; its five largest customers generate approximately 85% - 90% of its revenue on an ongoing basis. The Company closely monitors the business and credit risk associated with its major customers. These major customers are all investor-owned utilities that currently have investment grade debt ratings.






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